บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

82-5008

04030005

RECD S.E.C.
APR 30 2004
1086

(English Translation)

Ref.No. S.E.C. 039/2004

April 21,2004

Subject : Redemption of debentures prior to maturity
To : President
The Stock Exchange of Thailand

SUPPL

This is to inform you that, on April 21, 2004, Sahaviriya Steel Industries Plc. has redeemed the debentures prior to maturity with the result that the Company will benefit from savings in interest payments and, thus, in its operating costs. Details of this redemption are as follows

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

Name/type of debentures	:	Secured debentures of Sahaviriya Steel Industries Plc. No. 2/2003 due 2008
Issuing date	:	September 17, 2003
Maturity Date	:	September 17, 2008
Total number of debentures offered	:	750,000 units (with a face value of Bht 750 million)
Total debentures bought back by the Company	:	600,000 units (with a face value of Bht 600 million)
Redeemed price	:	Bht 992.08228/unit (total of Baht 595,249,368 million)
Redeemed price (included interest)	:	Bht 996.13707/unit (total of Baht 597,682,242 million)
Remain number of debentures, still outstanding	:	150,000 units (with a face value of Baht 150 million)

For your information,

Yours faithfully,
-signature-
(Mr. Win Viriyaprapaikit)
President
Sahaviriyal Steel Industries Public Company Limited

5/12

ISO 9002
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref.No. SEC. 038/2004 April 21,2004

Subject : Clarification of Facts

Attn : President
The Stock Exchange of Thailand

Reference to a newspaper article issued today concerning the purchase of 5,000 rai of land by the sea at Pratwil district, Chumphorn province and using the logo of Sahaviriya Steel Industries PLC (SSI) on a map, SSI would like to subsequently clarify the facts in order to assure that there is no misunderstanding among investors as a result of today's article.

SSI would like to bring to the Stock Exchange of Thailand attention that SSI is a publicly listed company producing hot-roll coil products only and does not conduct any real estate transactions. In fact, the property SSI currently owns is sufficient to conduct our current steel production and there isn't any need to purchase additional property.

SSI would like to be on record to state that there is no truth to any information regarding the real estate transaction news published today.

Thank you for your attention and consideration.

Faithfully Yours,

-Signature-

Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines) Fax : (662) 2368890, 2368892, 6300287-8
PLANT OFFICE 9 M. 7 T.Maerampbueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Tel : (6632) 691403 (Auto 9 Lines) Fax : (6632) 691416, 691421
http:// www.ssi-steel.com
ISO 9002
ISO 14001
TIS 18001

Our Ref: 01/030-003/2004 April 26, 2004

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2004 and explanation of difference in result of operation for the quarter ended March 31, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 8,963.3 million Baht revenue from sale of hot rolled coils (557,750 metric tonne at an averaged selling price of 16,070 Baht/MT), higher than 7,538.5 million Baht revenue during the same period in 2003 (534,236 MT at an averaged price of 14,111 Baht/MT). The company also recorded 104.9 million Baht sales of steel scrap compared with 133.6 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,806.3 million Baht, compared with 1,264.6 million Baht gross profit from sales and service during the same period in 2003.

The company and subsidiaries recorded 41.6 million Baht in other revenue (which included 28.9 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 67.4 million Baht in other revenue (which included 55.7 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 135.2 million Baht, compared with 200.2 million Baht during the same period of last year.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 11.0 million Baht compare with 12.4 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,723.8 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,144.2 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 108.8 million Baht (consisting of 104.3 and 4.5 million Baht interest of the company and subsidiaries, respectively), lower than 225.9 million Baht interest expense during the same period in 2003 (consisting of 219.2 and 6.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 4.2 million Baht, compared with 0.9 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,610.7 million Baht, compared with 917.4 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,576.4 million Baht, compared with a net profit of 879.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended March 31, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Wit Viriyaprapaikit	Mr. Maruey Phadoongsidhi
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	1,154,283	108,399	988,815	47,049
Current investments	2,499,536	17,495	2,499,536	-
Accounts and notes receivable				
Related parties (Note 11.3)	1,055,723	1,787,097	1,036,046	1,765,818
Others	1,422,018	939,795	1,416,928	936,744
	2,477,741	2,726,892	2,452,974	2,702,562
Less Allowance for doubtful accounts	(405,051)	(405,051)	(400,095)	(400,095)
Accounts and notes receivable - net	2,072,690	2,321,841	2,052,879	2,302,467
Short-term loans and advances to related parties (Note 11.2)	7,089	3,051	9,678	3,062
Inventories (Note 4)	6,956,998	8,433,439	6,973,710	8,450,417
Other current assets				
Advance payments	475,409	682,993	474,707	682,989
Value-added-tax refundable claims	4,244	32,456	256	28,265
Other receivables	449	470	567	707
Prepaid expenses	11,187	14,396	10,697	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	32,362	31,106	21,098	18,635
Total Current Assets	13,230,447	11,661,846	13,031,943	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 11.1)	561,621	561,621	1,362,780	1,328,764
Property, plant and equipment - net (Note 5)	17,535,867	17,009,451	15,559,154	15,061,607
Other non-current assets (Note 6)	56,371	68,592	5,944	13,004
Total Non-Current Assets	18,153,859	17,639,664	16,927,878	16,403,375
TOTAL ASSETS	31,384,306	29,301,510	29,959,821	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 7)				
Short-term loans	-	290,000	-	290,000
Accounts and notes payable	741,494	1,211,787	744,486	1,194,118
Current portion of long-term loans (Note 8)	242,893	240,663	-	-
Current portion of long-term liabilities	2,992	6,179	455	2,627
Other current liabilities				
Accrued expenses	147,672	209,151	158,660	219,224
Others	241,466	134,861	203,450	72,163
Total Current Liabilities	1,376,517	2,092,641	1,107,051	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 8)	8,080,279	6,794,016	7,600,000	6,400,000
Debentures (Note 9)	4,000,000	4,000,000	4,000,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	1,260	4,706	241	3,451
Total Non-Current Liabilities	12,081,539	10,798,722	11,600,241	10,403,451
TOTAL LIABILITIES	13,458,056	12,891,363	12,707,292	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 5.2)	5,891,720	5,984,283	5,891,720	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	430,809	(1,145,590)	430,809	(1,145,590)
Total Company Shareholders' Equity	17,252,529	15,768,693	17,252,529	15,768,693
MINORITY INTEREST	673,721	641,454	-	-
Total Shareholders' Equity	17,926,250	16,410,147	17,252,529	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,384,306	29,301,510	29,959,821	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	9,069,288	7,672,968	9,068,123	7,672,134
Revenues from the rendering of services	59,339	62,535	-	-
Other income				
Gain on exchange	28,926	55,678	30,115	55,984
Others	12,689	11,679	13,465	10,004
Share of profit from investment using the equity method	-	-	36,163	41,346
Total Revenues	9,170,242	7,802,860	9,147,866	7,779,468
EXPENSES				
Cost of the sales of goods	7,254,864	6,408,684	7,344,102	6,505,410
Cost of the rendering of services	67,439	62,222	-	-
Selling and administrative expenses	130,205	199,137	118,246	174,561
Doubtful accounts (Reversal)	(11,021)	(12,447)	-	-
Other expenses	3,991	181	3,964	43
Directors' remuneration	1,010	925	850	765
Total Expenses	7,446,488	6,658,702	7,467,162	6,680,779
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES	1,723,754	1,144,158	1,680,704	1,098,689
INTEREST EXPENSES	108,837	225,867	104,305	219,178
INCOME TAX EXPENSES	4,188	908	-	-
INCOME AFTER TAX	1,610,729	917,383	1,576,399	879,511
NET INCOME OF MINORITY INTEREST	(34,330)	(37,872)	-	-
NET INCOME	1,576,399	879,511	1,576,399	879,511

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
EARNINGS PER SHARE					
Basic earning per share	BAHT	1.20	1.03	1.20	1.03
Diluted earnings per share	BAHT	-	0.70	-	0.70
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	-5,848,037	397,173	9,348,075
Amortization	-	-	-78,419	-	-	-78,419
Net income	-	-	-	879,511	-	879,511
Minority interest increase	-	-	-	-	36,882	36,882
Ending balance, March 31, 2003	8,530,000	-	6,190,520	-4,968,526	434,055	10,186,049
Beginning balance, January 1, 2004	13,101,280	-2,171,280	5,984,283	-1,145,590	641,454	16,410,147
Amortization	-	-	-92,563	-	-	-92,563
Net income	-	-	-	1,576,399	-	1,576,399
Minority interest increase	-	-	-	-	32,267	32,267
Ending balance, March 31, 2004	13,101,280	-2,171,280	5,891,720	430,809	673,721	17,926,250

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	-5,848,037	8,950,902
Amortization	-	-	-78,419	-	-78,419
Net income	-	-	-	879,511	879,511
Ending balance, March 31, 2003	8,530,000	-	6,190,520	(4,968,526)	9,751,994
Beginning balance, January 1, 2004	13,101,280	-2,171,280	5,984,283	-1,145,590	15,768,693
Amortization	-	-	-92,563	-	-92,563
Net income	-	-	-	1,576,399	1,576,399
Ending balance, March 31, 2004	13,101,280	-2,171,280	5,891,720	430,809	17,252,529

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,576,399	879,511	1,576,399	879,511
Items to reconcile net income to				
net cash flows from operations				
Doubtful accounts (Reversal)	-11,021	-12,447	-	-
Depreciation	172,434	149,845	151,999	130,874
Unrealized gain from short-term investment	-	-1,978	-	-
Provision for diminution in value of inventories	-300	850	-300	850
Additional interest on debt restructuring	-537	63,058	-	63,429
Unrealized loss on exchange	1,344	20,466	1,344	20,466
Loss on sales of property, plant and equipment	-	-	-	-
Loss on disposal of property, plant and equipment	3,964	2,343	3,964	2,205
Share of profit from investment using				
the equity method	-	-	-36,163	-41,346
Minority interest	34,330	37,872	-	-
Net income from operations before				
changes in operating assets and liabilities	1,776,613	1,139,520	1,697,243	1,055,989
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	731,374	282,608	729,772	286,505
Accounts and notes receivable - others	-486,858	-507,675	-484,820	-506,411
Inventories	1,476,740	1,545,750	1,477,007	1,553,597
Short-term loans and advances to related parties	-38	57	-2,616	133
Advance payments	207,585	-67,550	208,282	-67,414
Valued-added-tax refundable claims	28,213	78,695	28,008	79,082
Other receivables	11,042	13,279	140	1,436
Prepaid expenses	3,209	4,277	2,613	3,693
Other current assets - others	-1,256	8,818	-2,462	303
Other non-current assets	12,221	3	7,060	3

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	-468,838	-358,561	-448,176	-365,220
Accrued expenses	-61,478	-37,977	-60,565	-33,737
Other current liabilities - other	108,439	32,772	133,124	35,151
Net cash provided by (used in) operating activities	3,336,968	2,134,016	3,284,610	2,043,110
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in other investment	-2,482,041	-75,000	-2,499,536	-
Cash paid for purchases of property, plant and equipment	-797,440	-77,253	-743,926	-68,442
Short-term loans and advances to related parties	-4,000	-	-4,000	-
Net cash used in investing activities	-3,283,481	-152,253	-3,247,462	-68,442
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-290,000	12,000	-290,000	12,000
Trade finance loans increase (decrease)	-	-2,028,065	-	-2,028,065
Cash repayment of long-term loans	-30,969	-22,696	-	-
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment of long-term liabilities under hire-purchase agreements	-4,884	-1,272	-5,382	-683
Cash payment of liabilities for purchase of land	-1,750	-750	-	-
Net cash provided by (used in) financing activities	992,397	-2,040,783	904,618	-2,016,748
Net increase (decrease) in cash and cash equivalents	1,045,884	-59,020	941,766	-42,080
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at March 31	1,154,283	52,089	988,815	2,460
Supplemental cash flow information:				
Cash paid for interest	137,335	203,580	132,321	203,518
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	-	836	-	836
Reclassification of current portion of long-term loans	-	1,304,212	-	1,304,212

See notes to the interim financial statements